Exhibit 99.3

LAW OFFICES BRYDON, SWEARENGEN & ENGLAND PROFESSIONAL CORPORATION
DAVID V.G. BRYDON (1937-2012)	312 EAST CAPITOL AVENUE	BRIAN T. MCCARTNEY
JAMES C. SWEARENGEN (Retired)	P.O. BOX 456	SCOTT A. HAMBLIN
WILLIAM R. ENGLAND, III	JEFFERSON CITY, MISSOURI 65102-0456	JAMIE J. COX
JOHNNY K. RICHARDSON	TELEPHONE (573) 635-7166	ERIN L. WISEMAN
CHARLES E. SMARR	FACSIMILE (573) 635-0427	STEPHEN A. REHAGEN
DEAN L. COOPER		JESSE W. CRAIG
GREGORY C. MITCHELL	dcooper@brydonlaw.com	MIKINZI (KINZI) C. HARVIS

DRAFT

To Each Person Listed on

the Attached Schedule I

Re:	Liberty Securitized Utility Tariff Bonds, Series 2024-A
Missouri Constitutional Issues

Ladies and Gentlemen:

We have served as special Missouri regulatory counsel to The Empire District Electric Company d/b/a Liberty, a Kansas corporation (“Liberty”), in connection with the issuance and sale on the date hereof by Empire District Bondco, LLC, a Delaware limited liability company (the “Issuer”), of $305,490,000 aggregate principal amount of the Issuer’s Securitized Utility Tariff Bonds, Series 2024-A (the “Bonds”), which are more fully described in the Registration Statement on Form SF-1 (File Nos. 333-333-274815 and 333-333-274815-01) filed on September 29, 2023, as amended by Amendment No. 1 filed on January 5, 2024 with the Securities and Exchange Commission pursuant to the Securities Act of 1933, and the preliminary prospectus (the “Prospectus”) included as part of the Registration Statement. The Bonds are being sold pursuant to the provisions of the Underwriting Agreement dated [Pricing Date], 2023 (the “Underwriting Agreement”) between Liberty, the Issuer, and underwriters named in Schedule I to the Underwriting Agreement. The Bonds are being issued under the provisions of the Indenture dated as of the date hereof (in such capacity, the “Indenture”) between the Issuer and The Bank of New York Mellon Trust Company, N.A., as indenture trustee (the “Indenture Trustee”) and account bank and securities intermediary. According to the Indenture, the Indenture Trustee holds the securitized utility tariff property described below (the “Securitized Utility Tariff Property”) as collateral security for the payment of the Bonds.

To Each Person Listed on

the Attached Schedule I

In August 2021, Missouri House Bill 734 became effective, thereby adding Section 393.1700 to the Revised Statutes of Missouri (“RSMo”), and thereby establishing a process to obtain a financing order under which the Missouri Public Service Commission (“MPSC” or “Commission”) is allowed to authorize an electrical corporation (or its successors) to impose on its customers an irrevocable, nonbypassable, Securitized Utility Tariff Charge to recover qualified extraordinary costs. Section 393.1700 of the Revised Statutes of Missouri is referred to herein as the “Securitization Law.” The amount and terms for collections of these Securitized Utility Tariff Charges are governed by the financing order1 issued to an electrical corporation2 by the MPSC. The Securitization Law permits an electrical corporation to transfer its rights and interests under a financing order, including the right to impose, bill, charge, collect and receive Securitized Utility Tariff Charges, to a special purpose entity formed by the electrical corporation to issue Securitized Utility Tariff Bonds secured by the right to receive revenues arising from the Securitized Utility Tariff Charges. The electrical corporation’s right to impose, bill, charge collect, receive and adjust the Securitized Utility Tariff Charges, and all revenue, collections, payments, money and proceeds arising out of the rights and interests created under the financing order, upon transfer to the issuing entity, constitute Securitized Utility Tariff Property.

The term “securitized utility tariff property” is defined in the Securitization Law as:

(a) All rights and interests of an electrical corporation or successor or assignee of the electrical corporation under a financing order, including the right to impose, bill, charge, collect, and receive securitized utility tariff charges3 authorized under the financing order and to obtain periodic adjustments to such charges as provided in the financing order;

(b) All revenues, collections, claims, rights to payments, payments, money, or proceeds arising from the rights and interests specified in the financing order, regardless of whether such revenues, collections, claims, rights to payment, payments, money, or proceeds are imposed, billed, received, collected, or maintained together with or commingled with other revenues, collections, rights to payment, payments, money, or proceeds.4

1 § 393.1700(1)(9), RSMo defines “financing order” as “an order from the [MPSC] that authorizes the issuance of securitized utility tariff bonds; the imposition, collection, and periodic adjustments of a securitized utility tariff charge; the creation of securitized utility tariff property; and the sale, assignment, or transfer of securitized utility tariff property to an assignee.”

2 As defined in § 393.1700(1)(6), RSMo.

3 § 393.1700(1)(16), RSMo defines “securitized utility tariff charges” as “the amounts authorized by the [MPSC] to repay, finance, or refinance securitized utility tariff costs and financing costs and that are, except as otherwise provided for in [the Securitization Law], nonbypassable charges imposed on and part of all retail customer bills, collected by an electrical corporation or its successors or assignees, or a collection agent, in full, separate and apart from the electrical corporation’s base rates, and paid by all existing or future retail customers receiving electrical service from the electrical corporation or its successors or assignees under [MPSC]-approved rate schedules, except for customers receiving electrical service under special contracts as of August 28, 2021, even if a retail customer elects to purchase electricity from an alternative electricity supplier following a fundamental change in regulation of public utilities in [Missouri].”

4 § 393.1700(1)(18), RSMo.

To Each Person Listed on

the Attached Schedule I

Moreover, Section 11 of the Securitization Law—referred to herein as the “State Pledge”—reads, in relevant part:

(1)  The state and its agencies, including the [MPSC], pledge and agree with bondholders, the owners of the securitized utility tariff property, and other financing parties that the state and its agencies will not take any action listed in this subdivision. This subdivision does not preclude limitation or alteration if full compensation is made by law for the full protection of the securitized utility tariff charges collected pursuant to a financing order and of the bondholders and any assignee or financing party entering into a contract with the electrical corporation. The prohibited actions are as follows:

(a)  Alter the provisions of this section, which authorize the [MPSC] to create an irrevocable contract right or chose in action by the issuance of a financing order, to create securitized utility tariff property, and make the securitized utility tariff charges imposed by a financing order irrevocable, binding, or nonbypassable charges for all existing and future retail customers of the electrical corporation except its existing special contract customers;

(b)  Take or permit any action that impairs or would impair the value of securitized utility tariff property or the security for the securitized utility tariff bonds or revises the securitized utility tariff costs for which recovery is authorized;

(c)  In any way impair the rights and remedies of the bondholders, assignees, and other financing parties;

(d)  Except for changes made pursuant to the formula-based true-up mechanism authorized under this section, reduce, alter, or impair securitized utility tariff charges that are to be imposed, billed, charged, collected, and remitted for the benefit of the bondholders, any assignee, and any other financing parties until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the related securitized utility tariff bonds have been paid and performed in full.

(2)  Any person or entity that issues securitized utility tariff bonds may include the language specified in this subsection in the securitized utility tariff bonds and related documentation.5

5 § 393.1700(11)(1) and (2), RSMo.

To Each Person Listed on

the Attached Schedule I

On January 19, 2022, in File No. EO-2022-0040, Liberty submitted a petition for a financing order to the MPSC, seeking authority to recover approximately $221.65 million of extraordinary costs Liberty incurred during the February 2021 cold weather event known as Winter Storm Uri. On March 21, 2022, in File No. EO-2022-0193, Liberty submitted a petition for a financing order seeking authority to recover approximately $140.77 million in energy transition costs associated with retirement of Liberty’s Asbury coal-fired generating plant. On April 18, 2022, Liberty filed a motion asking the MPSC to consolidate the two cases for all purposes. The MPSC responded on April 27, 2022, with an order consolidating the two cases for purposes of the hearing and procedural schedule, but reserving the question of whether to issue one financing order for both cases, or to issue a separate financing order for each case. On August 18, 2022, the MPSC issued its Report and Order as to both petitions, to be effective on August 28, 2022, and several parties filed timely applications for rehearing. On September 22, 2022, the MPSC issued its Amended Report and Order (the “Financing Order”), which became effective October 2, 2022. The Financing Order pertains to both petitions and authorizes Liberty to issue a series of securitized utility tariff bonds (the “Bonds”) to recover approximately $199.561 million of extraordinary costs related to Winter Storm Uri and $82.921 million in energy transition costs related to the retirement of the Asbury plant (together, the “Securitized Utility Tariff Charges”). On the date hereof and simultaneous with the issuance of the Bonds, the Securitized Utility Tariff Property was sold and assigned to the Issuer in accordance with the provisions of the Securitized Utility Tariff Property Purchase and Sale Agreement dated as of [date] between Liberty and the Issuer in consideration for the payment by the Issuer to Liberty of the proceeds of the sale of the Bonds, net of various issuance costs.

QUESTIONS PRESENTED

You have requested our reasoned opinion with respect to the following questions presented under the Missouri Constitution:

(A) Whether the State Pledge constitutes a contractual relationship between the holders of the Bonds (the “Bondholders”) and the State of Missouri;

(B) Whether the Bondholders, by virtue of the State Pledge, could successfully challenge under Article I, Section 13 of the Missouri Constitution (the “Missouri Contract Clause”), the constitutionality of any legislative action of the State of Missouri (the “State”), whether by legislation or voter initiative (either statutory or constitutional), that becomes law (“Legislative Action”) that alters, impairs, or reduces the value of the Securitized Utility Tariff Property or the Securitized Utility Tariff Charges so as to impair (a) the terms of the Indenture or the Bonds or (b) the rights and remedies of the Bondholders (or the Indenture Trustee acting on their behalf) before the Bonds are fully paid and discharged;6

6 Any impairment described in clause (a) or (b) is referred to herein as an “Impairment.”

To Each Person Listed on

the Attached Schedule I

(C) Whether, under Article I, Section 26 of the Missouri Constitution (the “Missouri Takings Clause”), the State could repeal or amend the Securitization Law or take any other action in contravention of the State Pledge without paying just compensation to the Bondholders, as determined by a court of competent jurisdiction, if taking such an action in contravention of the State Pledge: (a) constituted a permanent appropriation of a substantial property interest of the Bondholders in the Securitized Utility Tariff Property or denied all economically productive use of the Securitized Utility Tariff Property; (b) destroyed the Securitized Utility Tariff Property other than in response to emergency conditions; or (c) substantially reduced, altered, or impaired the value of the Securitized Utility Tariff Property so as to unduly interfere with the reasonable expectations of the Bondholders arising from their investments in the Bonds (a “Taking”).

(D) Whether preliminary injunctive relief would be available under Missouri law to delay implementation of Legislative Action that results in an Impairment or a Taking pending final adjudication of a claim challenging such Legislative Action in Missouri court and, assuming a favorable final adjudication of such claim, whether permanent injunctive relief would be available to enjoin the implementation of the challenged Legislative Action.

OPINIONS

Based on our review of the facts and the relevant judicial authorities, and subject to the qualifications, limitations, and assumptions set forth in this letter (including the assumption that any Impairment would be “substantial”), it is our opinion that a reviewing court of competent jurisdiction, in a properly prepared and presented case:

(1)	would conclude that the State Pledge constitutes a contractual relationship between the Bondholders and the State;

(2)	would conclude, with respect to the question presented above in (B) that, absent a demonstration by the State that (i) an Impairment is necessary to further a significant and legitimate public purpose, and (ii) upon a finding by the court that an evident and more moderate course would serve the State’s purposes equally well, the Bondholders (or the Indenture Trustee acting on their behalf) could successfully challenge under the Missouri Contract Clause the constitutionality of any Legislative Action determined by such court to cause an Impairment before the Bonds are fully paid and discharged;

(3)	would conclude, with respect to the question presented above in (C), that under the Missouri Takings Clause, the State is required to pay just compensation to the Bondholders if the State’s repeal or amendment of the Securitization Law or taking of any other action in contravention of the State Pledge constituted a Taking; and

(4)	would conclude, with respect to the questions presented above in (B) and (C), that sound and substantial arguments support the granting of preliminary injunctive relief and that permanent injunctive relief is available under Missouri law to prevent implementation of Legislative Action hereafter taken and determined by such court to cause an Impairment in violation of the Missouri Contract Clause or a Taking in violation of the Missouri Takings Clause.

To Each Person Listed on

the Attached Schedule I

We note that this letter is limited to the laws of the State of Missouri. Our opinions are based on our evaluation of the facts and circumstances described herein and the existing precedent and arguments relevant to the factual circumstances likely to exist at the time of a challenge to Legislative Action (or other State action) based on the Missouri Contract Clause or Missouri Takings Clause. Such precedent and such circumstances could change materially from those discussed below. Accordingly, the opinions herein are intended to express our belief as to the result that should be obtainable through the proper application of existing judicial decisions in a properly prepared and presented case. None of the foregoing opinions is intended to be a guaranty as to what a particular court would hold; rather, each such opinion is an expression as to the decision a court ought to reach if the issue were properly prepared and presented and the court followed what we believe to be the applicable legal principles under existing precedent.

In addition, we are not aware of any reported controlling precedent that is directly on point with respect to the questions presented above. Thus, our analysis is a reasoned application of judicial decisions involving similar or analogous circumstances. Moreover, the application of equitable principles (including the issuance of injunctive relief) is subject to the discretion of the court asked to apply them. We cannot predict the facts and circumstances that will be present in the future and may be relevant to the exercise of such discretion. As a result, there can be no assurance that a court will follow our reasoning or reach the conclusions that we believe are supported by current precedent. The recipients of this letter should assess these considerations in analyzing the risks associated with the subject transaction.

DISCUSSION

1.            Discussion of the Contract Clause – The State Pledge is a Contract Between the State and Bondholders

The Missouri Contract Clause provides:

That no ex post facto law, nor law impairing the obligation of contracts, or retrospective in its operation, or making any irrevocable grant of special privileges or immunities, can be enacted.

Missouri courts have held that the Missouri legislature can bind the State under certain circumstances. “The general rule concerning the inability of one legislature by legislation to bind future legislative bodies is not inconsistent with the power of the legislature to contract . . . . Where contractual rights arise from prior legislation the power of subsequent legislatures may be limited accordingly.” State ex rel. Phillip v. Pub. Sch. Ret. Sys., 262 S.W.2d 569, 579 (Mo. 1953).

To Each Person Listed on

the Attached Schedule I

The Contract Clause of the Missouri Constitution is coterminous with the Contract Clause of the United States Constitution, Article I, Section 10 (“No State shall . . . pass any . . . Law impairing the Obligation of Contracts.”). The Missouri Supreme Court has stated that a contract “may not be impaired unconstitutionally. Missouri courts interpret the state impairment of contract provision in the same manner as the federal constitutional provision.” AFSCME, AFL-CIO, Council 61 v. State, 653 S.W.3d 111, 126-127 (Mo. 2022).

The United States Supreme Court has concluded that a legislative covenant made in a state statute can constitute a contractual obligation of the state: “The intent to make a contract is clear from the statutory language: ‘The 2 States covenant and agree with .... the holders of any affected bonds...’ 1962 NJ Laws, c. 8, s 6.” United States Trust Co v. New Jersey, 431 U.S. 1, 18 (1977). The Court went on to state in that case that “in return for their promise, the States received the benefit they bargained for: public marketability of Port Authority bonds to finance construction of the World Trade Center and acquisition of the Hudson & Manhattan Railroad. We therefore have no doubt that the 1962 covenant has been properly characterized as a contractual obligation of the two States.”

The Securitization Law contains such a covenant in the State Pledge. Section 393.1700(11)(1), RSMo. While there are no cases that precisely replicate the facts of the financing authorized by the Securitization Law and Financing Order, there are authorities from which one can reasonably conclude that a court would likely find that the Missouri legislature’s actions embodied in the State Pledge create a contract because the State Pledge contains language creating an expression of actual intent:

The state and its agencies, including the [MPSC], pledge and agree with bondholders, the owners of the securitized utility tariff property, and other financing parties that the state and its agencies will not take any action listed in this subdivision . . .

Section 393.1700(11)(1), RSMo.

The language of the State Pledge provides that the statute is intended to “authorize the [MPSC] to create an irrevocable contract right or chose in action by the issuance of a financing order. . . .” (emphasis added). Further, the language used in Section 393.1700(11)(1)(b), pledging not to impair the value of the ”securitized utility tariff property” or the “securitized utility tariff charges” and to “not impair the rights and remedies of the bondholders, assignees, and other financing parties” represent an intent to bind future legislatures.

Moreover, there is consideration flowing to the State of Missouri, which receives the benefit of an overall reduction in residential electric utility rates that the provisions of the Securitization Law will facilitate as described in the Financing Order.

Consequently, it is our opinion that a Missouri court would conclude that the State Pledge constitutes a contractual relationship between the Bondholders and the State of Missouri.

To Each Person Listed on

the Attached Schedule I

2.            Discussion of the Missouri Contract Clause - Bondholders (or the Indenture Trustee acting on their behalf) could successfully challenge under the Missouri Contract Clause the constitutionality of any Legislative Action determined by such court to cause an Impairment before the Bonds are fully paid and discharged

Missouri appellate courts have held that “[t]he constitutional prohibition against impairment of obligations of contract has been interpreted not only as prohibiting the change in contractual rights but also as prohibiting the change in contractual duties. See Hubbard v. Hubbard, 264 S.W. 422, 424 (Mo. App. 1924). See also Northern Pacific Ry. v. Minn., 208 U.S. 583, 591, 52 L. Ed. 630, 634, 28 S. Ct. 341, 343 (1908); South Terminal Corp. v. E.P.A., 504 F.2d 646, 680 (1st Cir. 1974); Superior Motors, Inc. v. Winnebago Industries, Inc., 359 F. Supp. 773, 779 (D.S.C. 1973).” Hoyne v. Prudential Sav. & Loan Asso., 711 S.W.2d 899, 902 (Mo. App. E.D. 1986).

“[T]he prohibition against "a law retrospective in its operation" prohibits laws which make a duty imposed by contract more onerous. As our courts have consistently held or stated, retrospective laws are those "which take away or impair vested rights acquired under existing laws, or create a new obligation, impose a new duty or attach a new disability in respect to transactions or considerations already passed." State ex rel. St. Louis S.F. Ry. v. Buder, 515 S.W.2d 409, 410 (Mo. banc 1974); Barbieri v. Morris, 315 S.W.2d 711, 714 (Mo. 1958); Lucas v. Murphy, 348 Mo. 1078, 156 S.W.2d 686, 690 (Mo. 1941). Id.

Missouri courts have noted the significance of this prohibition in connection with “a law retrospective in its operation” in regard to the development and financing of a new stadium suited for major league baseball and a project for the development of other facilities:

The court noted that Proposition A could not be construed to effect a retroactive invalidation of these documents because it would result in an unconstitutional impairment to the contractual obligations of the plaintiffs…

Moschenross v. St. Louis City, 188 S.W.3d 13, 19 (Mo.App. 2006).

Neither the United States Contract Clause nor the Missouri Contract Clause are a complete bar to legislative enactments that have the effect or consequence of altering contractual obligations.  “The police power of the General Assembly may not be employed to impair the obligations of contracts where the impairment is not necessary to achieve the objective for which the power is being exercised.” State ex rel. Kansas City v. Public Service Commission, 524 S.W.2d 855, 864 (Mo. banc 1975). “There also is no question but that abrogation of a contract or rights thereunder as a result of proper exercise of the police power does not violate state or federal provisions against impairment of contracts. This is because the police power may not be hindered or frustrated by contracts between individuals or companies or governmental subdivisions. If an existing contract should have the effect of interfering therewith, it must necessarily give way to an appropriate exercise of the police power. State ex rel. Kansas City Terminal Ry. v. Public Service Commission, 308 Mo. 359, 272 S.W. 957 (1925); State ex rel. Wabash Ry. v. Public Service Commission, 306 Mo. 149, 267 S.W. 102 (1924), reversed on other grounds, 273 U.S. 126, 47 S. Ct. 311, 71 L.  Ed. 575, but reinstated, 317 Mo. 172, 295 S.W. 86 (1927); American Tobacco Co. v. Missouri Pac. Ry., 247 Mo. 374, 157 S.W. 502 (banc 1912).” State ex rel. Kansas City v. Public Service Com., 524 S.W.2d 855, 858 (Mo. 1975).

To Each Person Listed on

the Attached Schedule I

However, “It does not at all follow that every statute enacted ostensibly for the promotion of these ends, is to be accepted as a legitimate exertion of the police powers of the State. There are, of necessity, limits beyond which legislation cannot rightfully go. While every possible presumption is to be indulged in favor of the validity of a statute, the courts must obey the [Missouri] Constitution rather than the law-making department of government, and must, upon their own responsibility, determine whether, in any particular case, these limits have been passed.” State ex rel. Kansas City v. Public Service Commission, 524 S.W.2d 855, 862 (Mo. 1975) (citation omitted).

“Under Missouri law, the determination of whether a statute violates the [Missouri Contract Clause] is similar under both the Missouri and United States Constitutions. See Missouri Dental Board v. Alexander, 628 S.W.2d 646, 652 (Mo. 1982) (en banc).” Educ. Emps. Credit Union v. Mut. Guar. Corp., 50 F.3d 1432, 1437 n.2 (8th Cir. 1995) The Missouri Supreme Court has adopted the U.S. Supreme Court’s elements regarding impairment of contracts, stating that: “To succeed on a claim alleging violation of article I, section 13, a plaintiff must show: (1) ’a contractual relationship’; (2) ’a change in law [that] impairs that contractual relationship’; and (3) that ’the impairment is substantial.’" Gen. Motors Corp. v. Romein, 503 U.S. 181, 186, 112 S. Ct. 1105, 117 L. Ed. 2d 328 (1992).” AFSCME, AFL-CIO, Council 61 v. State, 653 S.W.3d 111, 126 (Mo. 2022).

“In determining whether a Contract Clause violation [under the United States Constitution] exists, the threshold inquiry is whether the statute substantially impairs a contractual relationship.” Educ. Emps. Credit Union v. Mut. Guar. Corp., 50 F.3d 1432, 1438 (8th Cir. 1995) citing Energy Reserves Group v. Kansas Power and Light Co., 459 U.S. 400, 411, 74 L. Ed. 2d 569, 103 S. Ct. 697 (1983). “If state law does substantially impair a contractual obligation, then the second inquiry is whether the state had a ‘significant and legitimate public purpose behind the regulation.’ Id. A significant and legitimate public purpose behind the regulation may be a broad general, social, or economic problem. Burlington Northern Railroad v. State of Nebraska, 802 F.2d 994, 1006 (8th Cir. 1986). ‘The public purpose need not be addressed to an emergency or temporary situation, as long as the state enacts a generally applicable rule designed to advance the societal interest.’ Id. The final determination is whether the adjustment of the rights of the contracting parties is based on ‘reasonable conditions which justified adoption of the legislation’ and is of a character appropriate to the public purpose. Id. (citing Energy Reserves Group, 459 U.S. at 412.)” Educ. Emps. Credit Union v. Mut. Guar. Corp., 50 F.3d 1432, 1438 (8th Cir. 1995).

“An exercise of the police power is valid if the objective is proper and the means adopted to accomplish that object are rationally related to the end sought.” Blue Cross Hosp. Serv., Inc. v. Frappier, 681 S.W.2d 925, 930 (Mo. 1984) (vacated on other grounds), citing Missouri Dental Board v. Alexander, 628 S.W.2d 646 (Mo. banc 1982).

To Each Person Listed on

the Attached Schedule I

“The State has the burden of establishing that its law "is both reasonable and necessary to an important public purpose." City of Santa Ana, 336 F.3d at 894. An impairment will not be considered necessary if an ‘evident and more moderate course would serve [the State's] purpose equally well.’ United States Trust Co. of N.Y. v. New Jersey, 431 U.S. 1, 31, 97 S.Ct. 1505, 52 L. Ed. 2d 92 (1977). Laws that work an ‘impairment of a State's own contracts . . . face more stringent examination under the Contract Clause then would laws regulating contractual relationships between private parties.’ Allied Structural Steel Co. v. Spannus, 438 U.S. 234, 244 n. 15, 98 S.Ct. 2716, 57 L. Ed. 2d 727 (1978).” United States v. Manning, 434 F. Supp. 2d 988, 1020 (E.D. Wash. 2006).

Thus, based on the cases cited above, the State’s justification would be subjected to a higher degree of scrutiny, and that the State would bear a more substantial burden, if the Legislative Action impairs a contract to which the State is a party, as contrasted with a contract solely between private parties.

However, it may be possible for the Missouri legislature to repeal or amend the Securitization Law or for the MPSC to amend or revoke the Financing Order notwithstanding the State Pledge, if the legislature of the State or the MPSC acts through the police power in order to serve a significant and legitimate public purpose, such as protecting the public health and safety or responding to a national or regional catastrophe affecting Liberty.

Issues relating to the Missouri Contract Clause, such as whether there is substantial impairment, are decided on a case-by-case basis and a courts’ determination on such issues, in most cases, are strongly influenced by the facts and circumstances of the particular case, and there are no reported controlling judicial precedents that are directly on point. We note that the degree of impairment necessary to meet the standards for relief under a Missouri Contract Clause analysis could be substantially in excess of what Bondholders may consider material.

It is our opinion that a Missouri court, under applicable State of Missouri constitutional principles relating to the Missouri Contracts Clause, that, absent a demonstration by the State that such Legislative Action is necessary to further a significant and legitimate public purpose, and upon a finding by the court that an evident and more moderate course would serve the State’s purposes equally well, neither the Missouri legislature nor the voters using their initiative or referendum powers, could enact legislation that: (A) repeals or amends the State Pledge; (B) repeals or amends the Securitization Law; (C) limits or alters the Securitized Utility Tariff Property; or (D) limits or alters the Securitized Utility Tariff Charges so as to impair the rights and remedies of the Bondholders (or the Indenture Trustee acting on their behalf) so as to cause an Impairment until the Bonds are fully paid and discharged.

To Each Person Listed on

the Attached Schedule I

3.            Discussion of the Takings Clause - the State is required to pay just compensation to the Bondholders if the State’s repeal or amendment of the Securitization Law or taking of any other action in contravention of the State Pledge constituted a Taking

The Missouri Takings Clause provides:

That private property shall not be taken or damaged for public use without just compensation. Such compensation shall be ascertained by a jury or board of commissioners of not less than three freeholders, in such manner as may be provided by law; and until the same shall be paid to the owner, or into court for the owner, the property shall not be disturbed or the proprietary rights of the owner therein divested. The fee of land taken for railroad purposes without consent of the owner thereof shall remain in such owner subject to the use for which it is taken.

The Missouri Takings Clause provides protection from the taking of private property similar to the protection provided by the United States Constitution. The Fifth Amendment of the United States Constitution states, “nor shall private property be taken for public use, without just compensation.” The Fifth Amendment is made applicable to state action via the Fourteenth Amendment. Palazzolo v. Rhode Island, 533 US 606 (2001); Webb’s Fabulous Pharmacies, Inc. v. Beckwith, 449 US 155 (1980); Keystone Bituminous Coal Ass’n v. DeBenedictis, 480 US 470 (1987). Because Missouri courts frequently rely on federal court precedent in deciding cases under the Missouri Takings Clause, our analysis encompasses a review of these federal court cases.

The Fifth Amendment protection of the United States Constitution referred to above (the “US Takings Clause”) covers both tangible and intangible property, including contract and lien rights. Ruckelshaus v. Monsanto, 467 US 986 (1984); Armstrong v. U.S., 364 US 40, 48 (1960). In fact, the federal courts have stated:

When the Government and private parties Contract . . ., the private party usually acquires an intangible property interest within the meaning of the Takings Clause in the contract. The express rights under this contract are just as concrete as the inherent rights arising from ownership of real property, personal property, or an actual sum of money.

Adams v. United States, 391 F3d 1212, 1221-22 (Fed. Cir. 2004). See also, Lynch v. US, 292 US 571, 579 (1934) (“The Fifth Amendment commands that property be not taken without making just compensation. Valid contracts are property whether the obligor be a private individual, a municipality, a state, or the United States.”).

However, “the fact that legislation disregards or destroys existing contractual rights does not always transform the regulation into an illegal taking. . . . This is not to say that contractual rights are never property rights or that the Government may always take them for its own benefit without compensation.” Connolly v. Pension Benefit Guaranty Corp, 475 US 211, 224 (1986).

To Each Person Listed on

the Attached Schedule I

We are not aware of any case law which definitively addresses the applicability of the Missouri Takings Clause in the context of the proper exercise by the State of its police power to abrogate or impair contracts otherwise binding on the State.

Challenges to legislation pursuant to the U.S. Takings Clause do not follow any set formula, but instead rely “on ad hoc, factual inquiries into the circumstances of each particular case.” Connolly, supra, at 224 (citing Monsanto, supra, at 1005). Until recently, federal courts relied heavily on a set of three factors in determining whether there was a regulatory taking. However, the Supreme Court has since discouraged the use of any specific factors, returning the focus of the decision to the concepts of “fairness and justice.” See, Tahoe-Sierra Preservation Council, Inc. v. Tahoe Regional Planning Agency, 535 US 302, 335-36 (2002); Palazollo, supra, at 636 (O’Connor, J. concurring); Bass Enterprises Production Co v. US, 381 F3d 1360 (2004). Previously, courts focused on the following three factors: (i) the character of the governmental action; (ii) the economic impact of the regulation on the claimant; and (iii) the extent to which the regulation has interfered with distinct investment-backed expectations. Penn Central Transp. Co. v. New York City, 438 US 104, 124 (1978); Monsanto, supra. Though the U.S. Supreme Court has moved away from designating any set factors for the determination of a taking, these factors are likely to still be considered relevant in determining whether “fairness and justice” are present. See Palazollo, supra, at 633-34 (“We have ‘identified several factors that have particular significance’ in these ‘essentially ad hoc, factual inquiries.’ Two such factors are ‘[t]he economic impact of the regulation on the claimant and, particularly the extent to which the regulation has interfered with distinctive investment backed expectations.” (citations omitted)). Therefore, it is important to note that, while these three factors have frequently been discussed in association with a U.S. Takings Clause challenge, the courts will also take into consideration all relevant circumstances.

Missouri courts have followed a similar analysis when determining whether a compensable taking has occurred:

In considering whether a taking occurred under Article 1, Section 26 of the Missouri Constitution, we examine several factors: "(1) the economic impact of the regulation; (2) the extent to which the regulation has interfered with distinct investment-backed expectations; and (3) the character of the government action." Schnuck Markets, Inc. v. City of Bridgeton, 895 S.W.2d 163, 168 (Mo. App. E.D. 1995). The government may regulate the use of private property through its police powers. Odegard Outdoor Advertising, LLC v. Bd. of Zoning Adjustment of Jackson County, 6 S.W.3d 148, 149 (Mo. banc 1999). Even by prohibiting the most beneficial use of property, restrictions promoting "the health, safety, morals, or general welfare" may be permissible government actions. Schnuck Markets, 895 S.W.2d at 168; See State Dept. Soc. Ser. v. Brookside Nursing, 50 S.W.3d 273, 276 (Mo. banc 2001)(stating in a nursing home context that a security interest does not impair the property or the health, safety or care of the home's residents).

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State ex rel. Nixon v. Jewell, 70 S.W.3d 465, 467 (Mo. App. ED 2001).

Based on the discussion above in “(1) Discussion of the Contracts Clause,” the Bondholders rights to the Securitized Utility Tariff Property would be vested upon the sale of the Bonds. Thus, the outcome of any claim that interference by the State of Missouri with the value of the Securitized Utility Tariff Property without just compensation is unconstitutional would likely depend on factors such as the State interest furthered by that interference and the extent of financial loss to Securitization Bondholders caused by that interference. These two factors depend in large part on the nature of the governmental action which is being challenged, and therefore, it is difficult to assess at this juncture, before such action has occurred, whether or not such action would run afoul of the Missouri Takings Clause.

Any Legislative Action of the Missouri legislature adversely affecting the Securitized Utility Tariff Property or the ability to collect Securitized Utility Tariff Charges may be considered a “taking” under the U.S. Takings Clause as well as the Missouri Takings Clause. We are not aware of any federal court cases addressing the applicability of the U.S. Takings Clause in a situation analogous to that which would be involved in an amendment or repeal of the Securitization Law.

Under existing case law, assuming a U.S. Takings Clause analysis were applied to a case brought pursuant to the Missouri Takings Clause, there are sufficient legal grounds for a court to require the State to pay just compensation to the Bondholders if the State’s repeal or amendment of the Securitization Law or taking of any other action in contravention of the State Pledge, (a) constituted a permanent appropriation of a substantial property interest of the bondholders in the Securitized Utility Tariff Property or denied all economically productive use of the Securitized Utility Tariff Property; (b) destroyed the Securitized Utility Tariff Property other than in response to emergency conditions; or (c) substantially reduced, altered or impaired the value of the Securitized Utility Tariff Property so as to unduly interfere with the reasonable expectations of the bondholders arising from their investments in the Bonds.

In examining whether action of the Missouri legislature amounts to a taking, the Missouri courts will consider the character of the governmental action and whether such action substantially advances the legitimate governmental interests of the State, the economic impact of the governmental action on the Bondholders and the extent to which the governmental action interferes with distinct investment-backed expectations. There is no assurance, however, that, even if a court were to award just compensation, it would be sufficient to recover the Bondholders investment in the Bonds.

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In Metro. St. Louis Sewer Dist. v. City of Bellefontaine Neighbors, 476 S.W.3d 913 (Mo. 2016), the Missouri Supreme Court described Article I, Section 26 of the Missouri Constitution as follows:

Article I, Section 26 of the Missouri Constitution provides "[t]hat private property shall not be taken or damaged for public use without just compensation." Condemnation is the proceeding by which a governmental entity takes "private [real] property". State ex rel. Missouri Highway & Transp. Comm'n v. Anderson, 735 S.W.2d 350, 352 (Mo. banc 1987) (superseded by statute on other grounds). Missouri statutes provide procedures through which just compensation for this taking is determined and paid in accordance with the principles set out in Article I, Section 26. See, e.g., sections 523.010 to 523.2152 (governing condemnation proceedings); sections 88.010 to 88.824 (governing a public entity's condemnation for public works). This Court also has adopted procedures governing condemnation in Rule 86. "Both the statutes and our rule contemplate a two-step process. First, the court must determine whether ... the condemning authority complied with the conditions precedent to bringing the action ... [and] [s]econdly, the court must establish the landowner's damages from the taking." State ex rel. Missouri Highway & Transp. Comm'n, 735 S.W.2d at 352.”

Id. at p. 915-916.

This Court must interpret article I, section 26's use of the term "private property" according to its plain meaning. Webster's Third New International Dictionary defines "private" as "belonging to or concerning an individual person, company or interest (~ property)." Webster's Third New International Dictionary at 1804, (3d ed. 1993).

Id. at, p. 917.

In reality the question is deeper than suggested above. Going to our Constitution, the real question is, can the Legislature authorize a municipal corporation or a public service corporation to make a contract as to rates which contract will preclude the sovereign power of the State from fixing reasonable rates irrespective of the contract? We use both the terms "municipal corporation" and "public service corporation" purposely, because they are usually the opposing parties to the contract. In the instant case the municipal corporation is the party to the contract upon one side, and a public service corporation is the party upon the other side. The two corporations are the two parties which stood at arms-length in the making of the contract  here involved. So that we are forced to answer the question, "Can the State of Missouri divest itself of the right to exercise its police power?" This court has held, and we think rightfully so, that the fixing of reasonable rates for service to be rendered to the general public (which general public includes municipal corporations, as well as the citizens thereof) is an exercise of the sovereign police power of the State. Section 5, Article 12, of the Missouri Constitution reads: "The exercise of the police power of the State shall never be abridged, or so construed as to permit corporations to conduct their business in such manner as to infringe the equal rights of individuals, or the general well-being of the State."

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State ex rel. Sedalia v. Public Service Com., 275 Mo. 209-2010 (Mo. 1918).

The Missouri Supreme Court further stated:

The United States Supreme Court was even more explicit in [Chicago & A.R.Co. v. Tranbarger, 238 U.S. 68, 77 (1915)] than was the majority opinion in this court. To its rule we must bow. At page 76 of 238 U.S., in this Tranbarger case, it is said:

"It is established by repeated decisions of this court that neither of these provisions of the Federal Constitution has the effect of overriding the power of the State to establish all regulations reasonably necessary to secure the health, safety, or general welfare of the community; that this power can neither be abdicated or bargained away, and is inalienable even by express grant; and that all contract and property rights are held subject to its fair exercise. [Atlantic Coast Line v. Goldsboro, 232 U.S. 548, 558, 58 L. Ed. 721, 34 S. Ct. 364, and cases cited.] And it is also settled that the police power embraces regulations designed to promote the public convenience    or the general welfare and prosperity as well as those in the interest of the public health, morals or safety. [Lake Shore & Mich. Southern Ry. v. Ohio, 173 U.S. 285, 292, 43 L. Ed. 702, 19 S. Ct. 465; C. B. & Q. Ry. v. Drainage Commissioners, 200 U.S. 561, 592; Bacon v. Walker, 204 U.S. 311, 317, 51 L. Ed. 499, 27 S. Ct. 289.]"

The italics in the above quotation are ours. It was under similar definitions of "Police Power" that this court held that the fixing of reasonable rates for public service is the exercise of the sovereign police power of the State. Such power cannot be contracted away, nor can the Legislature of the State authorize a municipal corporation to contract away this police power of the State. It is clear that the Legislature cannot confer more power upon one of its creatures (a municipal corporation) than it possesses itself. The Legislature is prohibited by the Constitution from abridging the police power of the State, and it cannot legally authorize any creature of the Legislature to abridge this sovereign power. So that we care not what the literal meaning of Section 9239, Revised Statutes 1909, may be. If it be construed so as to abridge or limit the exercise of the sovereign police power of the State, the Legislature overstepped constitutional limitations in enacting it. If it be construed as simply authorizing a contract until such time as the State saw fit to assert its police power, as it did in the Public Service Commission Act, then it would be at least  harmless in the instant case.

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It is, however, clear that under our Section 5 of Article 12 of the Constitution of 1875 (a section not theretofore found in our Constitution) the Legislature itself cannot abridge the police power of the State. Nor can it authorize a municipal corporation to make a contract abridging or limiting such police power. So that if, as we have held, the fixing of rates for public service is an exercise of the police power, then under other rulings cited above the Public Service Commission had a right to fix reasonable rates irrespective of the alleged contract. The great weight of authority so holds. Cases from a great number of states will be found in the briefs  for the Public Service Commission. These discuss the question from different angles, but reach the same conclusion. We have preferred to rest the ruling in this case upon what this court has previously ruled, which rulings have been in the light of our own peculiar constitutional provision.

State ex rel. Sedalia v. Public Service Com., 275 Mo. 201, 210-212 (Mo. 1918).

Issues relating to the Missouri Takings Clause are decided on a case-by-case basis and courts’ determinations, in most cases, are strongly influenced by the facts and circumstances of the particular case. There are no reported controlling judicial precedents that are directly on point. The degree of impairment necessary to meet the standards for relief under a Missouri Takings Clause analysis could be substantially in excess of what a bondholder would consider material.

However, it is our opinion that a Missouri court, under applicable Missouri constitutional principles relating to the Missouri Takings Clause, that the State is required to pay just compensation to the Bondholders if the State’s repeal or amendment of the Securitization Law or taking of any other action in contravention of the State Pledge constituted a Taking.

4.            Granting of Preliminary Injunctive Relief

A preliminary or permanent injunction may be available to foreclose any attempt by the State of Missouri or any agency of the State to repeal or amend the Securitization Law or the Financing Order or take other action that impairs the rights of the bondholders.

"There are 'three permissible phases' in an injunction proceeding: (1) a temporary restraining order granted against a defendant with or without notice or hearing; (2) a temporary injunction granted after notice and hearing; and (3) a permanent injunction granted after a final disposition on the merits of the case. [Missouri law] authorizes the court to order the consolidation of the hearings on preliminary and permanent injunctive relief”. Cook v. McElwain, 432 S.W.3d 286, 289 (Mo.App 2014) (citations omitted).

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A United States Court in addressing an attempt to repeal or amend the Securitization Law or the Financing Order or to take other action in a manner that impairs the rights of the Bondholders would grant a preliminary injunction if such court hearing a request therefor finds (i) that the party requesting such injunctive relief has a likelihood of success on the merits, (ii) that such party will suffer irreparable harm if the preliminary injunctive relief is not granted, (iii) the threatened harm to the requesting party outweighs any possible harm to others, and (iv) that the issuance of such injunctive relief would not adversely affect the public interest; See Safety-Kleen Sys. V. Hennkens, 301 F.3d 931, 935 (8th. Cir. 2002) (internal citations omitted) further, upon final adjudication of the challenged repeal, amendment or other action, the alleged wrongful conduct would be subject to a permanent injunction if the petitioning party succeeds on the merits and the Court hearing a request therefor makes the findings set forth in clauses (ii) through (iv).

Missouri courts have adopted similar requirements for a preliminary injunction:

As with a stay of a district court order in a civil proceeding pending appeal, [citation omitted], the determination of whether a stay of an agency's order is warranted must be based on a balancing of four factors. These factors are: (1) the likelihood that the party seeking the stay will  prevail on the merits; (2) the likelihood that the moving party will be irreparably harmed absent a stay; (3) the prospect that others will be harmed if the court grants the stay; and (4) the public interest in granting the stay. [Citation omitted]. These factors are the same ones considered in evaluating the granting of a preliminary injunction.

State ex rel. Dir. of Revenue v. Gabbert, 925 S.W.2d 838, 839-40 (Mo. 1996), citing Ohio ex rel. Celebrezze v. Nuclear Regulatory Comm., 812 F.2d 288, 290 (6th Cir. 1987).

“Although a party must demonstrate a risk of irreparable injury to obtain either preliminary or permanent injunctive relief, a party seeking a permanent injunction must show only irreparable harm and a lack of adequate remedy at law.”  Rebman v. Parson, 576 S.W.3d 605, 611 (Mo. 2019), citing City of Greenwood v. Martin Marietta Materials, Inc., 311 S.W.3d 258, 265 (Mo. App. 2010). The Missouri requirements for injunctions are encompassed in the federal requirements. Missouri courts indicate that “To obtain injunctive relief, a party must prove: (1) that the party has no adequate remedy at law; and (2) that irreparable harm will result if the injunction is not granted.” City of Kan. City v. New York – Kan. Bldg. Assocs., L.P., 96 S.W.3d 846, 855 (Mo. App. WD 2002).

However, “the elements necessary to establish a right to preliminary and permanent injunctive relief are fundamentally different. Issuance of a preliminary injunction depends in large part on an assessment of the movant's likelihood of success, and the threat of irreparable harm if injunctive relief is not granted pending a final resolution of the case. State ex rel. Dir. of Revenue v. Gabbert, 925 S.W.2d 838, 839 (Mo. banc 1996). At the permanent injunction stage, by contrast, the trial court must finally determine the merits of the plaintiff's claims, not merely the plaintiff's probability of prevailing.” Cook v. McElwain, 432 S.W.3d 286, 292 (Mo. Ct. App. 2014)

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“An injunction is an extraordinary and harsh remedy and should not be granted when there is an adequate remedy at law. Generally, the phrase 'adequate remedy at law' means that damages will not adequately compensate the plaintiff for the injury or threatened injury. Irreparable harm can be found when pecuniary remedies fail to provide adequate reimbursement for improper behavior.” City of Greenwood v. Martin Marietta Materials, Inc., 311 S.W.3d 258, 265-266 (Mo. App. SD 2010) (quoting N.Y.-Kan. Bldg. Assocs., L.P., 96 S.W.3d at 855).

To challenge a government action for violating the Missouri Contract Clause by altering, impairing, or reducing the rights of the Bondholders, an injunction may be available because no other remedy exists at law. In a suit against the government for violating the Missouri Contract Clause, the defense of sovereign immunity would likely apply for any claim requesting money damages. Thus, even if the amount of money damages is reasonably ascertainable with respect to the value of the Bonds, that remedy would be unavailable in a claim for violation of the Missouri Contract Clause. Additionally, ‘[t]he United States Supreme Court has held being subject to an unconstitutional statute, "for even minimal periods of time, unquestionably constitutes irreparable injury.’" Rebman v. Parson, 576 S.W.3d 605, 612 (Mo. 2019), citing Elrod v. Burns, 427 U.S. 347, 373, 96 S. Ct. 2673, 49 L. Ed. 2d 547 (1976). Accordingly, no adequate remedy at law for a Missouri Contract Clause violation would exist and the government action would represent irreparable harm, leaving injunctive relief as a viable alternative.

An injunction may also be available in the case of a Missouri Takings Clause violation, based on the principles set forth in analogous federal law cases interpreting the U.S. Takings Clause, although a plaintiff may secure compensation in the event of an otherwise lawful taking. “[F]acial takings challenges are a horse of a different color, because the relief requested is declaratory and injunctive, rather than just compensation. See San Remo, 545 U.S. at 345-46. Therefore, ‘despite the strong presumption that damages, not injunctive relief, are the appropriate remedy in a Takings Clause action,’ injunctive relief is available in limited circumstances. Peters v. Vill. of Clifton, 498 F.3d 727, 732-33 (7th Cir. 2007) (recognizing that injunctive relief may be granted where there are either "unavailable or inadequate procedures" for seeking just compensation); see also Philip Morris, Inc. v. Harshbarger, 159 F.3d 670, 680 (1st Cir. 1998) (affirming a preliminary injunction that was based on a facial takings claim); D.A.B.E., Inc. v. City of Toledo, 292 F. Supp. 2d 968, 973 (N.D. Ohio 2003) (recognizing that a preliminary injunction is an available remedy for a facial regulatory takings claim), aff'd, 393 F.3d 692 (6th Cir. 2005). Accordingly, the Court finds that injunctive relief may be an available remedy for a facial takings claim.” Goodwin v. Walton Cty. Fla., 248 F. Supp. 3d 1257, 1266 (N.D. Fla. 2017).

Injunctive relief is an equitable remedy, meaning that “’The issuance of injunctive relief, along with the terms and provisions thereof, rests largely within the sound discretion of the trial court.’ The trial court ‘is vested with a broad discretionary power to shape and fashion the relief it grants to fit particular facts, circumstances, and equities of the case before it.”” Southern Star Cent. Gas Pipeline, Inc. v. Murray 190 S.W.3d 423, 432 (Mo. App. SD 2006) (internal citations omitted).

“Of course, this inquiry should not be rigid or ‘wooden’ and cannot be accomplished with ‘mathematical precision.’  ‘The equitable nature of the proceeding mandates that the court's approach be flexible enough to encompass the particular circumstances of each case.’" State ex rel. Dir. of Revenue v. Gabbert, 925 S.W.2d 838, 840 (Mo. 1996) (citations omitted).

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A fact intensive inquiry such as this makes it difficult to predict how a Missouri court would apply the applicable legal principles. However, a Missouri court would likely note the inequity of depriving Bondholders of their fairly bargained-for and purchased rights with respect to the security for the Bonds. Bondholders who contract with the State in connection with the purchase of securities such as the Bonds would be entitled to the same constitutional property protections as any other party with an interest in property. At the risk of elimination of those rights without remedy, a court should find that the balance of equities and hardships falls in favor of granting an injunction against Legislative Action that would impair the rights of Bondholders.

Accordingly, it is our opinion that an attempt by the State or any agency or instrumentality of the State to repeal or amend the Securitization Law or the Financing Order or to take other action in a manner that limits or alters the rights of the Bondholders would be subject to preliminary injunction if a Missouri court hearing a request therefore finds (i) that the party requesting such injunctive relief has a likelihood of success on the merits, (ii) that such party will suffer irreparable harm if the preliminary injunctive relief is not granted, (iii) that no adequate, alternative remedy at law exists and (iv) that the issuance of such injunctive relief would not adversely affect the public interest. Further, it is our opinion that upon final adjudication of the challenged repeal, amendment or other action, the alleged wrongful conduct would be subject to a permanent injunction if the petitioning party succeeds on the merits and the Missouri court hearing such a request therefor makes the findings set forth in clauses (ii) through (iv).

GENERAL MATTERS

Our opinion is limited to the laws of the State of Missouri and the rules and regulations and decisions of the Commission.

Our opinion is limited to the matters set forth in this letter. No opinion may be inferred or implied beyond the matters the opinion expressly addresses.

This opinion letter may not be relied on in any manner or for any purpose by any person other than the addressees listed on Schedule I hereto. Nor may you rely on this opinion letter for any purpose other than the transactions described herein. This opinion letter may not be quoted, published, communicated, or otherwise made available in whole or in part to any person (including, without limitation, any person who acquires a Bond or any interest therein from an Underwriter), other than the addressees listed on Schedule I hereto, without our specific prior written consent, except that each of the Underwriters may furnish copies of this letter (1) to any of its accountants or attorneys, (2) to comply with any subpoena, order, regulation, ruling, or request of any judicial, administrative, governmental, supervisory, or legislative body or committee or any self-regulatory body (including any securities or commodities exchange or the Financial Industry Regulatory Authority, Inc.), (3) to any other person for the purpose of substantiating an Underwriter’s due diligence defense, and (4) as otherwise required by law; provided, however, that none of the foregoing persons is entitled to rely hereon unless an addressee hereof. While a copy of this opinion letter may be posted by or at the direction of Liberty or the Issuer to an internet website required under Rule 17g-5 promulgated under the Securities Exchange Act of 1934, as amended, and maintained in connection with the ratings on the Bonds solely for the purpose of compliance with such rule or undertakings pursuant thereto made by Liberty or the Issuer, such permission to post a copy of this letter to such website shall not be construed to entitle any person, including any credit rating agency, who is not an addressee hereof to rely on this opinion letter.

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We hereby consent to the filing of this letter as an exhibit to the Registration Statement, and to all references to our firm included in or made a part of the Registration Statement. In giving the foregoing consents, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the related rules and regulations of the U.S. Securities & Exchange Commission.

This opinion letter is being issued as of the date hereof, and we assume no obligation to update or supplement this opinion letter to reflect any facts or circumstances which may hereafter come to our attention with respect to the matters discussed herein, including any changes in applicable law which may hereafter occur.

Sincerely,

BRYDON SWEARENGEN & ENGLAND P.C.

By:

Dean L. Cooper

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SCHEDULE I

Addressees

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, New York 10281

As the Underwriters

The Empire District Electric Company d/b/a Liberty

602 S. Joplin Avenue

Joplin, Missouri 64801

Empire District Bondco, LLC

c/o The Empire District Electric Company

602 S. Joplin Avenue

Joplin, Missouri 64801

The Bank of New York Mellon Trust Company, N.A.

311 South Wacker Drive

Suite 6200B, Floor 62

Mailbox #44

Chicago, Illinois 60606

Attention: ABS Corporate Trust Administration

Moody’s Investors Service, Inc.

7 World Trade Center at

250 Greenwich Street, 24th Floor

New York, New York 10007

Attention: ABS/RMBS Monitoring Department

S&P Global Ratings, a division of S&P Global Inc.

55 Water Street, 40th Floor

New York, New York 10041

Attention: Structured Credit Surveillance